Filed by Olin Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Olin Corporation
Commission File No.:  1-01070

The following presentation was given during the investor call hosted by Olin Corporation and The Dow Chemical Company on March 27, 2015, and was made available on the investor relations section of Olin Corporation’s website.

Combination of The Dow Chemical Company’s “Dow Chlorine Products” with Olin March 27, 2015 Dow Andrew N. Liveris Chairman and Chief Executive Officer Olin Joseph D. Rupp Chairman and Chief Executive Officer  1

SEC Disclosure Rules Some of our comments today include statements about our expectations for the future. Those expectations involve risks and uncertainties. The parties cannot guarantee the accuracy of any forecasts or estimates, and we do not plan to update any forward-looking statements if our expectations change. If you would like more information on the risks involved in forward-looking statements, please see each companies’ annual report and SEC filings. In addition, some of our comments reference non-GAAP financial measures. Where available, presentation of and reconciliation to the most directly comparable GAAP financial measures and other associated disclosures are provided on the Internet at each companies’ website. ™Trademark of The Dow Chemical Company or an affiliated company of Dow. “EBITDA” is defined as earnings (i.e., “Net Income”) before interest, income taxes, depreciation and amortization. 2

SEC Disclosure Rules Important Notices and Additional Information In connection with the proposed transaction, Blue Cube Spinco Inc. (“Spinco”) will file a registration statement on Form S-4/S-1 containing a prospectus and Olin Corporation will file a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed by The Dow Chemical Company (“TDCC”), Spinco and Olin with the SEC at the SEC's web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by directing a written request to Olin at 190 Carondelet Plaza, Clayton, MO 63105 Attention: Investor Relations or TDCC or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, Attention: Investor Relations. This communication is not a solicitation of a proxy from any investor or security holder. However, Olin, TDCC, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC. Information regarding Olin directors and executive officers is available in Olin 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 4, 2015. Information regarding TDCC’s directors and executive officers is available in TDCC’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders, which is expected to be filed on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ™Trademark of The Dow Chemical Company or an affiliated company of Dow. “EBITDA” is defined as earnings (i.e., “Net Income”) before interest, income taxes, depreciation and amortization. 3

Agenda Transaction Overview Strategic Alignment Details of “New Olin” 4

Strategic Benefits of Transaction Creates ~$7B revenue industry leader in Chlor-Alkali and derivatives Highly complementary to strategic objectives of both companies, which significantly enhances shareholder and customer value Highly value-creating to Dow shareholders as promised in December 2013 announcement with $5B in tax efficient value and 8x multiple Another step in Dow’s transformation to a more focused and targeted portfolio while maintaining integration benefits “New Olin” will have substantial operational cost synergies, as well as significant growth potential “New Olin” will have strong financial flexibility to support growth, better serve customers and reward shareholders Transaction Uniquely Unleashes Value to Deliver Win-Win-Win… For New Olin, for Dow and for Both Companies’ Shareholders 5

Dow's Portfolio Evolution


Steady Drumbeat of Actions
Announced Plans to Restructure Costs and Shut Down Assets
Divestiture Actions Begin
Sale of PPL&C
Exceeded $500MM Cost Savings
Announced Chlorine Carve-Out
$450MM Rail Car Sale
Expanded Divestiture Target to $7B – $8.5B
Sold Angus, SBH
Dow Chlorine Products Merger
Portfolio Management and Productivity Actions
2012
2013
2014
2015
Strategic Investments

2012
- Board Commences Detailed Strategic Reviews

2013
- Restart St. Charles Cracker
- Sadara financial close
- Break ground on PDH facility

2014
- Break ground on USGC Ethylene facility
- Enlist obtains USDA and EPA Approval

2015
- Sadara to start up 2H15
- PDH to start up mid-2015
- DAS 2015-2019 New Product Launches

Proactive, Self-Help Actions Driving Record Adjusted EBITDA, Cash From Operations and Shareholder Rewards

Excludes the impact of the K-Dow award in 2013

6

Significant Value Creation for All Shareholders

Transaction Overview

- Formation of ~$7B revenue Chlor-Alkali and derivatives leader
- Transaction based on $5B RMT structure for Dow Chlorine Products (DCP) at 8x multiple
- "New Olin" to benefit from a minimum of $200MM of operational synergies
- Strong, long-term operator at Dow's integrated sites
- All contracts structured to deliver value
- Highly complementary assets offer ability for strategic growth, product expansion and improved customer offerings and service

Dow Exceeds Divestiture Target



Pre-Tax Proceeds ($B)
In Progress
Completed
Kuwait and Other JV Optimization
Dow Chlorine Products
Sodium Borohydride (~$200MM)
Angus ($1.2B)
~$450MM Asset Sales (Railcars, Land, etc.)
~$850MM in 2013 (PPL&C, others)
~$3B
~$3B Tax Eq.
$5B Pre-Tax
Taxable Equivalent Value* $8 B
>$7B–$8.5B
Completed
Dow Chlorine Products
Expanded Target

*Assumes 37% tax rate

7

Complementary Profiles Dow Buyer Chlor-Alkali History 118 yrs 123 yrs Recent Chlorine Strategy Rationalizing Growing Global Chlor-Alkali Capacity* Top 10 Top 10 Asset Locations Global Regional US & Canada Downstream Applications 18 3 Cultural Fit Envelope Expertise Experience at Shared Sites Strong Operational and EH&S Stewardship *Source: IHS Creates premier company with the scope and expertise to grow in the marketplace and generate significant shareholder value 8

Transaction Overview Structure and Considerations Reverse Morris Trust structure – split-off intention Total value of $5B at 8x multiple, consisting of ~$2.2B in common stock, ~$2.0B in cash and cash equivalents, ~$0.8B in assumed debt and pension liabilities Separate agreement on ethylene is additive and highly value-creating for Dow Ownership Approximately 50.5% Dow shareholders Approximately 49.5% existing Olin shareholders 80.6 million shares outstanding of “New Olin” Governance Olin’s existing Board of Directors plus three additional directors designated by Dow Olin’s CEO and combined executive team to lead “New Olin” Conditions of Expected Closing Simple majority from Olin shareholder vote Customary closing conditions, relevant tax rulings and regulatory authority approvals Expected closing year-end 2015 9

Olin Merger of Dow Chlorine Products Business with Olin Corporation March 26, 2015 10

Diversifies Olin’s Business Mix 2014 pro forma EBITDA by business ($bn) Dow Chlorine Products Epoxy 12% Global Chlorinated Organics 18% 0% Chlor Alkali & Vinyl 70% ~$0.64bn Olin Winchester 37% Chemical Distribution 4% 0% Chlor Alkali 59% $0.34bn Pro forma NewCo Winchester 14% Global Chlorinated Organics 12% Epoxy 7% Chemical Distribution 1% Chlor-Alkali & Vinyl 66% 0% ~$1.0bn Source: Olin and Dow management 11

Creates a Leader in Chlorine-Based Products  Top chlorine producers worldwide (kMT) Chlorine global capacity: ~90,000 kMT 5,647 Olin + DCP1 3,730 DCP1 3,430 OXY 2,363 Formosa Plastics 2,249 Dow Post-separation2 2,249 Axiall 1,917 Olin 1,886 Solvay 1,719 Bayer Source: CMAI 2014 average capacities in kMT  1 Includes 50% of Dow Mitsui Chlor Alkali joint venture chlorine capacity  2 Capacity in Brazil, Germany and Australia not in scope of transaction 12

Significant Cost Synergies with Strategic Opportunities Upside Synergies breakdown Expected value Logistics & procurement Increased procurement efficiencies Elimination of duplicate terminals and optimization of freight to terminals Reduction of net acquisition cost for purchased caustic Savings from trucking and rail fleet optimization COGS reduction opportunities $50mm Operational efficiencies SG&A Cost optimization Energy utilization $70mm Asset optimization Consolidation of select operations and facilities across the business Installation of new capacity Relocation of select manufacturing processes $80mm Total cost synergies to be achieved by end of third year $200mm Accessing new segments and customers Increased sales to new third-party customers Access to new product segments Potential upside to $300mm 13

Significant Cash Flow to Drive De-Leveraging Total debt / Pro forma LTM EBITDA ($mm)1 2.0x Current Olin as of 12/31/14 ~ 3.0x Pro forma at signing ~ 2.5x Pro forma at signing + $200mm of run-rate synergies Commentary Olin has long track-record of prudent capital structure management Management remains committed to conservative financial policy Opportunity to de-lever from ~3.0x total debt / pro forma LTM EBITDA to ~2.5x by the end of year 2 Significant run-rate free cash flow conversion2 in excess of 80% supporting de-levering and growth Participate in co-producer ethylene economics Reduced volatility and uncertainty of cash flow from diversified portfolio and long-term partnership and supply agreements with The Dow Chemical Company Source: Olin management estimates  1 Pro forma LTM EBITDA of ~$1bn as of 12/31/2014  2 Free cash flow conversion defined as EBITDA less capital expenditures / EBITDA 14

Summary of Dow Value Drivers Dow exceeds its divestment target of $7B-$8.5B Continued execution of ongoing strategic objectives to deliver increasing returns through a narrower, more targeted portfolio of market-aligned businesses Enables Dow to maintain physical integration for all of our key downstream businesses Immediately enhances shareholder value through high multiple in a tax efficient structure and ability to share in synergies and growth of newly merged company Dow can accelerate share buyback, reduce debt, and shed a low-ROC business Supplements Dow’s already strong cash position, providing further financial flexibility for shareholder-accretive cash deployment and dividends New owner is best owner based on integrated chlorine envelope Ongoing Portfolio Management Drives Significant Shareholder Value Creation, Enhanced Financial Flexibility  15

Appendix 16

Pro Forma Global Operating Footprint



Plaquemine, LA
CA, EDC
Perc
Brine, Power
Russellville, AR
Cell assembly and maintenance
Rheinmünster, Germany
CER
Terneuzen, Netherlands
Cumene
Freeport, TX
CA, VCM, EDC
Epi/Allyl, LER, CER
BisA, Phenol/Acetone
CMP, Tric, VDC
Brine, Power
Bécancour, QC
Stade, Germany
CMP, Perc, Tric
Epi/Allyl, LER,
CER, BisA
Niagara Falls, NY
Tacoma, WA
Henderson, NV
Pisticci, Italy
CER
Gumi, South Korea
CER
Tracy, CA
Augusta, GA
Baltringen, Germany
CER
Roberta, GA
CER
Santa Fe Springs, CA
St Gabriel, LA
Zhangjiagang, China
CER
McIntosh, AL
Charleston, TN
Guaruja, Sao Paulo, Brazil
LER, CER
Chlor–Alkali & Vinyl
Epoxy
Global Chlorinated Organics
Supporting assets

Source: Olin and Dow management

17

RMT Transaction Value Overview Units = $ Billions RMT Value Consideration in Debt/Cash $2.0 Assumptions of Pension and Debt $0.8 Subtotal Cash/Debt/Pensions $2.8 Consideration in stock* $2.2 Pre-Tax Consideration for DCP $5.0 2014 EBITDA Multiple 8x Separate agreement on ethylene is additive and highly value creating * Based on a share price as of March 25, 2015 market close 18

Cautionary Statements Regarding Forward-Looking Information

This communication includes forward-looking statements.  These statements relate to analyses and other information that are based on management’s beliefs, certain assumptions made by management, forecasts of future results, and current expectations, estimates and projections about the markets and economy in which Olin Corporation (“Olin”) and The Dow Chemical Company’s (“TDCC”) chlorine products business operate.  These statements may include statements regarding the proposed combination of TDCC’s chlorine products business with Olin in a “Reverse Morris Trust” transaction, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Olin’s and TDCC’s  chlorine products businesses’ future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies and competition.

The statements contained in this communication that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words “anticipate,”, “intend,” “may,” “expect,” “believe,” “plan,” “estimate,” “will,” and variations of such words and similar expressions in this communication to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control.  Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to:  factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approvals of Olin’s shareholders; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that Olin may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the TDCC’s  chlorine products business being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with TDCC’s  chlorine products business; the ability to attract and retain key personnel; prevailing market conditions; changes in economic and financial conditions of Olin and TDCC’s  chlorine products business; uncertainties and matters beyond the control of management; and the other risks detailed in Olin’s Form 10-K for the fiscal year ended December 31, 2014.  The forward-looking statements should be considered in light of these factors.  In addition, other risks and uncertainties not presently known to Olin or that Olin considers immaterial could affect the accuracy of our forward-looking statements.  The reader is cautioned not to rely unduly on these forward-looking statements. Olin and TDCC undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.